SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Data Storage Consulting Services, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

23786H 10 4

(CUSIP Number)

Rm O-R, Floor 23rd, Building A, Fortune Plaza
Shenzhen, P.R. China 518040
86-755-82046828

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 19, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 23786H 10 4

1)	Name of Reporting Persons:

Sunrise Capital International, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions)
PF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)	☐

6)	Citizenship Or Place Of Organization

Citizen of People’s Republic of China

	7)	Sole Voting Power

		4,553,790
NUMBER OF
SHARES	8)	Shared Voting Power
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9)	Sole Dispositive Power
PERSON
WITH		4,553,790

	10)	Shared Dispositive Power

		0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

4,553,790

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13)	Percent of Class Represented by Amount in Row (11)

Approximately 51.0% (1)

14)	Type of Reporting Person

CO

(1) Based on 8,929,000 shares of common stock issued and outstanding as of the date of this report.

CUSIP No. 23786H 10 4

1)	Name of Reporting Persons:

Sheng Zhou

2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions)
PF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)	☐

6)	Citizenship Or Place Of Organization

Citizen of People’s Republic of China

	7)	Sole Voting Power

		4,553,790
NUMBER OF
SHARES	8)	Shared Voting Power
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9)	Sole Dispositive Power
PERSON
WITH		4,553,790

	10)	Shared Dispositive Power

		0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

4,553,790

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13)	Percent of Class Represented by Amount in Row (11)

Approximately 51.0% (1)

14)	Type of Reporting Person

IN

(1) Based on 8,929,000 shares of common stock issued and outstanding as of the date of this report.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 (the “Common Stock”), of Data Storage Consulting Services, Inc., a Colorado corporation (the “Company”). The address of the Company’s principal executive office is Rm O-R, Floor 23rd, Building A, Fortune Plaza, Shenzhen, P.R. China 518040.  The reporting persons identified in Item 2 below purchased shares of the Company’s Common Stock.

Item 2.  Identity & Background

This statement is being filed jointly by Sunrise Capital International, Inc. (“Sunrise”) a BVI corporation and Sheng Zhou (“Mr. Zhou”) a citizen of the People’s Republic of China.  Mr. Zhou is President, Secretary and Director Nominee of Data Storage Consulting Services, Inc. and Executive Director of Sunrise.  The address for each of these companies is Rm O-R, Floor 23rd, Building A, Fortune Plaza, Shenzhen, P.R. China 518040.

Biographical information for Mr. Smith is as follows:

Mr. Zhou received his Bachelor’s degree of Economics from Guangzhou Zhongshan University and earned a Master of Management in Finance from New Zealand Massy University.  Mr. Zhou has extensive experience both in the Asia capital markets and with assisting Chinese businesses in attaining their capital funding goals.  Since 2005, he has served as Executive Director of Sunrise, where he has played a key leadership role in helping Chinese private companies raise funds and obtain listing on domestic and overseas stock exchanges.

In addition to his experience at Sunrise, Mr. Zhou served from 2003 to 2005 as Deputy Vice President (Corporate Finance) of Singapore Southern Packaging Group Limited, a listed company on the main board of the Singapore Stock Exchange.  Prior to this position, he was Financial Controller for Hong Kong-based Synergy Group Limited from 2001 to 2002.  From 2000 to 2001, Mr. Zhou gained his banking experience as Banking Officer with the Hong Kong-based Bank of East Asia, where he was mainly engaged in the development of its corporate lending business.  Prior to this position, he served as Mortgage Manager for the Asia banking division of the New Zealand ASB Bank from 1999 to 2000.

During the past five years, none of the reporting persons have not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

The amount of funds used by Sunrise to purchase the shares of common stock was $366,000.  All of such funds were provided from the personal funds of Mr. Zhou the Executive Director of Sunrise.

Item 4.  Purpose of Transaction.

The securities of the Company acquired by Sunrise were acquired in order to gain control of the Company.  Following the acquisition, Sunrise owns approximately 51.0% of the issued and outstanding common stock of the Company.  Other than as set forth below, the reporting persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraph (a) through (j) of Item 4 of the instructions to this Report.

On April 19, 2010, Mr. Zhou entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) by and among Sunrise, Belmont Partners, LLC (the “Seller”), and the Company.  Pursuant to the terms of the Purchase Agreement, on April 19, 2010, Mr. Zhou acquired from the Seller 4,553,790 shares (the “Purchased Stock”), or approximately 51.0%, of the issued and outstanding common stock of the Company.  In consideration for the sale of the Purchased Stock, the Buyer paid the Seller $366,000 and the Company agreed to issue to the Seller shares of its common stock (the “Issued Stock”) such that the Seller will own 13% of the issued and outstanding capital stock of the Company after the closing of a merger transaction with an as of yet unidentified target corporation contemplated by the Purchase Agreement.

Pursuant to the terms of the Purchase Agreement, the then current officer and director of the Company resigned on the closing date and Mr. Zhou was named as the sole officer and director of the Company.  Such resignation and appointment were effective as of the closing date with respect to the officer of the Company.  The resignation of the current director and the naming of Mr. Zhou as a director will take effect on the tenth day following the mailing by the Company of an information statement that complies with the requirements of Section 14f-1 of the Securities Exchange Act of 1934.  A copy of the Purchase Agreement is included as Exhibit 1 to this Current Report on Form 8-K and is incorporated herein by reference.  All references to the Purchase Agreement are qualified in their entirety by the text of such exhibit.

The Company was a “shell company” as defined in Rule 12b-2 of the Exchange Act prior to the change in control and continues to be a “shell company.”  As contemplated by the Purchase Agreement, Mr. Zhou intends to seek out a potential merger and/or acquisition candidate for the Company to enable the Company to emerge from its status as a “shell company.”

Item 5.      Interest in Securities of the Company.

(a)
The aggregate number and percentage of common stock of the Company beneficially owned by the reporting persons is 4,553,790 shares, or 51.0% of the outstanding common stock of the Company, based on 8,929,000 shares of common stock outstanding as of the date of this report.

(b)	The reporting persons have the sole power to vote or direct the vote, and to dispose or direct the disposition, of 4,553,790 shares of common stock of the Company.

(c)	Other than as described in Item 4 above, the reporting persons have not effected any transaction in the shares of common stock of the Company in the past sixty days.

(d)
No person, other than the reporting persons, are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,553,790 shares of common stock of the Company.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as set forth above or set forth in the exhibit, there are no contracts, arrangements, understandings or relationships between the reporting persons and any other person with respect to any securities of the Company.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1
Common Stock Purchase Agreement by and among Sunrise Capital International, Inc., Belmont Partners, LLC, and the Company, dated April 19, 2010 (attached as an exhibit to the Company’s current report on Form 8-K filed on April 23, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:         April 30, 2010                                                                                                Sunrise Capital International, Inc.

By:	/s/ Sheng Zhou
Name: Shen Zhou
Title: Executive Director

Dated:         April 30, 2010
By:	/s/ Sheng Zhou
Name: Shen Zhou
In his individual capaciy